Chardan NexTech Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

VIA EDGAR

April 8, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Deanna Virginio

Re:	Chardan NexTech Acquisition 2 Corp. Registration Statement on Form S-1 Filed March 8, 2021

Amendment No. 1 to Registration Statement on Form S-1

Filed March 10, 2021

File No. 333-254010

Dear Ms. Virginio:

Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 1, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on March 8, 2021 (the “Registration Statement”) and Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on March 10, 2021 (the “Amended Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 2 to Registration Statement on Form S-1 with the Commission through EDGAR.

Registration Statement on Form S-1

Cover page

1.	We note your disclosure that there is no guarantee that your securities will be approved for listing on Nasdaq. If the offering is not conditioned on the receipt of Nasdaq listing approval, please revise the cover page to clearly state that fact.

In response to the Staff’s comment, we have revised to remove the disclosure that there is no guarantee that the securities will be approved for listing on Nasdaq.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Deanna Virginio

Re: Chardan NexTech Acquisition Corp.

April 8, 2021

2.	Please revise to disclose that your sponsor and certain officers and directors are affiliated with the representative of the underwriters and that you have engaged a “qualified independent underwriter,” as referenced on page 146. In the next amendment to your registration statement, please identify the qualified independent underwriter.

In response to the Staff’s comment, we have revised the cover page to disclose that our sponsor and certain officers and directors are affiliated with the representative of the underwriters and that we have engaged B. Riley Securities, Inc. to act as a “qualified independent underwriter.”

Prospectus Summary

Our Management Team, page 3

3.	Please revise to disclose that Mr. Propper who will serve as your Chairman, also serves as the Chairman of Chardan, as disclosed on page 104.

In response to the Staff’s comment, we have revised to disclose that Mr. Propper, who will serve as our Chairman, also serves as the Chairman of Chardan, as disclosed on page 104.

4.	We note that your sponsor will transfer up to 20,000 founder shares to each of your independent directors or you will pay cash fees to such directors, at your discretion. Please revise to disclose the factors that you will consider in determining whether directors will be compensated in founder shares or cash, and quantify such cash fees.

Our independent directors will not receive cash compensation for their service on the Company’s board of directors. We have revised the disclosures regarding independent director compensation accordingly.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Jonas Grossman
Jonas Grossman Chief Executive Officer
Chardan NexTech Acquisition Co.

cc: Ari Edelman, Esq.